ROTH CAPITAL PARTNERS, LLC

57 West 57th Street, 18th Floor

New York, New York 10019

November 10, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Ms. Christina Thomas

Re:	AmpliPhi Biosciences Corporation — Request for Acceleration

Registration Statement on Form S-1, as amended

File No. 333-213421

Dear Ms. Hayes and Ms. Thomas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of AmpliPhi Biosciences Corporation (the “Company”) that the effective date of the above-captioned Registration Statement, as then amended, be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on November 14, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the distribution of approximately 450 copies of the Company’s preliminary prospectus, dated November 10, 2016, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

By: ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets